

I, Theodore Mitzlaff, certify that:

(1) the financial statements of Goodwood Brewing Company, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

Signature:

DocuSigned by:

*Ted Mitzlaff*

43EA21201B494F6...

Name:

Ted Mitzlaff

Title:

CEO

# Goodwood Brewing Co
# Balance Sheet
## As of December 31, 2019

| | Dec 31, 19 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Bank - BB&T** | |
| Bank - .BB&T Main 0046 | 22,501.88 |
| Bank - BB&T Cars 9593 | 1,160.00 |
| Bank - BB&T Chase 4510 | 1,050.00 |
| Bank - BB&T Denise 4502 | 775.00 |
| Bank - BB&T Misc 1660 | 1,025.00 |
| Bank - BB&T Molly 6011 | 150.00 |
| Bank - BB&T Production | 368.07 |
| Bank - BB&T Scott 5295 | 2,600.00 |
| **Total Bank - BB&T** | 29,629.95 |
| **Bank - Independence Bank** | |
| Bank - Independ. - Frank - 078 | 34,244.04 |
| Bank - Independ. - Louis - 094 | 9,481.28 |
| **Total Bank - Independence Bank** | 43,725.32 |
| **Bank - Wilson Muir Bank - 0108** | 139,832.75 |
| **Cash - Petty** | 186.17 |
| **Cash - Taproom Drawers** | |
| Cash - Tap Room Till-Frankfort | 20,689.69 |
| Cash - Tap Room Till-Louisville | 32,139.08 |
| **Total Cash - Taproom Drawers** | 52,828.77 |
| **Total Checking/Savings** | 266,202.96 |
| **Accounts Receivable** | |
| Accounts Receivable | 6,329.95 |
| **Total Accounts Receivable** | 6,329.95 |
| **Other Current Assets** | |
| Employee Advances | -845.49 |
| **Inventory** | |
| Completed Goods | 58,718.34 |
| Outside Beer | 556.90 |
| Outside Liquor | 9,512.38 |
| Raw Materials - Brewing | 58,071.73 |
| Raw Materials - Food | 400.15 |
| Resale Items | 80,693.82 |
| Work In Process | 18,003.70 |
| **Total Inventory** | 225,957.02 |
| Prepaid Expenses | 186,072.92 |
| Receivables - Miscellaneous | 13,786.04 |
| **Total Other Current Assets** | 424,970.49 |
| **Total Current Assets** | 697,503.40 |
| **Fixed Assets** | |
| External Equipment | 8,825.24 |
| **Furniture and Equipment** | |

# Goodwood Brewing Co
# Balance Sheet
### As of December 31, 2019

|  | Dec 31, 19 |
|---|---|
| **Accumulated Depreciation - F&E** | -4,643.05 |
| **Furniture and Equipment - Other** | 6,987.72 |
| **Total Furniture and Equipment** | 2,344.67 |
| **Kegs** |  |
| **Accumulated Depreciation - Kegs** | -49,508.29 |
| **Kegs - Other** | 55,734.68 |
| **Total Kegs** | 6,226.39 |
| **Leasehold Improvements** |  |
| **Accumulated Depreciation - LI** | -116,519.93 |
| **Leasehold Improvements - Other** | 529,155.11 |
| **Total Leasehold Improvements** | 412,635.18 |
| **Office Equipment** |  |
| **Accumulated Depreciation - OE** | -5,884.23 |
| **Office Equipment - Other** | 25,235.81 |
| **Total Office Equipment** | 19,351.58 |
| **Plant Equipment** |  |
| **Accumulated Depreciation - PE** | -643,387.40 |
| **Plant Equipment - Other** | 1,010,395.28 |
| **Total Plant Equipment** | 367,007.88 |
| **Vehicles** |  |
| **Accumulated Depreciation - V** | -60,231.95 |
| **Vehicles - Other** | 99,481.59 |
| **Total Vehicles** | 39,249.64 |
| **Total Fixed Assets** | 855,640.58 |
| **Other Assets** |  |
| **Security Deposits Asset** | 11,155.00 |
| **Total Other Assets** | 11,155.00 |
| **TOTAL ASSETS** | **1,564,298.98** |
| **LIABILITIES & EQUITY** |  |
| **Liabilities** |  |
| **Current Liabilities** |  |
| **Accounts Payable** |  |
| **Accounts Payable** | 372,444.76 |
| **Total Accounts Payable** | 372,444.76 |
| **Credit Cards** |  |
| **Independence Bank Credit Card** | -7,128.78 |
| **Total Credit Cards** | -7,128.78 |
| **Other Current Liabilities** |  |
| **Accrued Payroll** | -334.29 |
| **Gift Cards** | 2,333.69 |
| **Note Payable - Bass Financial** | 72,031.00 |
| **Note Payable - BB&T Auto x1001** | 282.73 |
| **Note Payable - BB&T Auto x1002** | 1,879.70 |
| **Note Payable - BB&T Auto x1003** | 2,296.77 |
| **Note Payable - Blue Bridge** | -0.12 |

|  | Dec 31, 19 |
|---|---:|
| Note Payable - Channel Ptrs | 101,974.99 |
| Note Payable - Envi/Banleaco #3 | 32,694.93 |
| Note Payable - Envision | 73,381.72 |
| Note Payable - Envision 2 2019 | 52,701.63 |
| Note Payable - Finance Pacific | 3,427.34 |
| Note Payable - First & People | 86,062.22 |
| Note Payable - First & People 2 | 155,947.24 |
| Note Payable - First & People 3 | 21,247.76 |
| Note Payable - First & People 4 | 4,992.57 |
| Note Payable - Frontier (2014) | 2,680.59 |
| Note Payable - Innovative Cap | 11,318.62 |
| Note Payable - Leasing Group | 26,001.10 |
| Note Payable - Leasing Group C | 50,755.90 |
| Note Payable - Marlin Fianancia | 7,822.25 |
| Note Payable - Members |  |
|     Ted Mitzlaff | 29,531.28 |
| Total Note Payable - Members | 29,531.28 |
| Note Payable - METCO Equipment | -130.60 |
| Note Payable - Navitas | -35.00 |
| Note Payable - Pawnee | -3,223.48 |
| Note Payable - POS Frankfort | 11,626.46 |
| Note Payable - POS Louisville | 6,399.72 |
| Note Payable - Tiger BSB | 12,990.39 |
| Note Payable - Tiger/BSB(2) | -3,812.53 |
| Note Payable - Tiger/CIT | 25,331.23 |
| Note Payable - Time Payment | 3,380.20 |
| Note Payable - United Capital | -7,991.76 |
| Note Payable - Wells Fargo-Van | 32,548.47 |
| Note Payable - WMB #76330 | 105,034.17 |
| Note Payable - WMB #80570 | 50,000.00 |
| Note Payable - WMB #84110 | 150,000.00 |
| Note Payable - WMB LOC #76370 | 100,000.00 |
| Note to be reclassified | -18,046.59 |
| Sales Tax Payable | 34,123.52 |
| Tips Payable - Toast | -11,494.18 |
| Wellen Capital Funding | 100,000.00 |
| Total Other Current Liabilities | 1,325,729.64 |
| Total Current Liabilities | 1,691,045.62 |
| Total Liabilities | 1,691,045.62 |
| Equity |  |
| Members' Capital |  |
|     Ackman Law Office | 31,130.00 |
|     Andrew Stokes | 55,766.00 |
|     Betzoldt, Jeffrey | 320,000.00 |
|     Breck Jones | 40,890.00 |

# Goodwood Brewing Co
## Profit & Loss YTD Comparison
**January through December 2019**

|  | Jan - Dec 19 | Jan - Dec 19 |
|---|---|---|
| **Ordinary Income/Expense** | | |
| **Income** | | |
| **Revenue** | | |
| Bottle Sales | 27,616.50 | 27,616.50 |
| Can Sales | 299,504.26 | 299,504.26 |
| Festival Sales | 1,762.00 | 1,762.00 |
| Keg Sales | 383,615.56 | 383,615.56 |
| Merchandise Sales | 3,875.74 | 3,875.74 |
| Other Income | 22,634.36 | 22,634.36 |
| Spirit Sales | 325,680.00 | 325,680.00 |
| Tap Room Sales | -32.07 | -32.07 |
| Tap Room Sales Frankfort | 596,270.51 | 596,270.51 |
| Tap Room Sales Louisville | 460,153.64 | 460,153.64 |
| **Total Revenue** | 2,121,080.50 | 2,121,080.50 |
| **Total Income** | 2,121,080.50 | 2,121,080.50 |
| **Cost of Goods Sold** | | |
| Cost of Goods Sold | 90,060.80 | 90,060.80 |
| **Ingredients & Materials** | | |
| Ingredients | 145,526.66 | 145,526.66 |
| Packaging | 194,123.32 | 194,123.32 |
| Ingredients & Materials - Other | 3,684.78 | 3,684.78 |
| **Total Ingredients & Materials** | 343,334.76 | 343,334.76 |
| Resale Merchandise | 17,949.71 | 17,949.71 |
| Spirit - Ingredients/ Packaging | 192,269.30 | 192,269.30 |
| Tap Room Food | 25,323.60 | 25,323.60 |
| Tap Room Food Frankfort | 146,233.35 | 146,233.35 |
| Tap Room Food Louisville | 70,212.68 | 70,212.68 |
| Tap Room Outside Liquor & Wine | 37,825.60 | 37,825.60 |
| **Total COGS** | 923,209.80 | 923,209.80 |
| **Gross Profit** | 1,197,870.70 | 1,197,870.70 |
| **Expense** | | |
| **Plant Expense** | | |
| Advertising - Uniforms | 3,702.91 | 3,702.91 |
| Cleaning Supplies | 2,070.41 | 2,070.41 |
| Commercial Gas | 18,237.33 | 18,237.33 |
| Direct Labor Benefits | 11,757.49 | 11,757.49 |
| Direct Labor Taxes | 51,018.34 | 51,018.34 |
| Direct Labor Wages | 440,715.69 | 440,715.69 |
| Equipment Leases | 481.24 | 481.24 |
| Excise Tax | 16,548.51 | 16,548.51 |
| Freight | 10,965.15 | 10,965.15 |
| Outside Services | 1,397.84 | 1,397.84 |
| Rent | 141,450.00 | 141,450.00 |
| Repairs & Maintenance | 19,505.98 | 19,505.98 |
| Tap Room Supplies | 31,481.84 | 31,481.84 |
| Testing | -5.00 | -5.00 |
| Utilities | 80,037.42 | 80,037.42 |
| Plant Expense - Other | 12.17 | 12.17 |
| **Total Plant Expense** | 829,377.32 | 829,377.32 |
| **Sales and Admin Expenses** | | |
| Advertising and Promotion | 61,113.12 | 61,113.12 |
| Bank Service Charges | 11,287.26 | 11,287.26 |
| Beverage Tax | 3,951.97 | 3,951.97 |
| Charitable Contributions | 584.56 | 584.56 |
| Computer, Cable, Internet | 10,704.59 | 10,704.59 |
| Credit Card Processing | 24,483.61 | 24,483.61 |

# Goodwood Brewing Co
## Profit & Loss YTD Comparison
**January through December 2019**

| | Jan - Dec 19 | Jan - Dec 19 |
|---|---:|---:|
| **Depreciation Expense** | | |
|    **Depreciation - F&E** | 51.68 | 51.68 |
|    **Depreciation - Kegs** | 4,755.54 | 4,755.54 |
|    **Depreciation - LI** | 19,620.72 | 19,620.72 |
|    **Depreciation - OE** | 1,405.60 | 1,405.60 |
|    **Depreciation - PE** | 39,139.90 | 39,139.90 |
|    **Depreciation - V** | 8,208.24 | 8,208.24 |
| **Total Depreciation Expense** | 73,181.68 | 73,181.68 |
| | | |
| **Dues and Subscriptions** | 3,935.83 | 3,935.83 |
| **Entertainment - TR Bands** | 25,325.00 | 25,325.00 |
| **Insurance Expense** | | |
|    **Commercial Insurance** | 39,710.94 | 39,710.94 |
|    **General Liability Insurance** | 85.22 | 85.22 |
|    **Workers Comp Insurance** | 4,811.00 | 4,811.00 |
|    **Insurance Expense - Other** | 670.80 | 670.80 |
| **Total Insurance Expense** | 45,277.96 | 45,277.96 |
| | | |
| **Interest Expense** | 87,575.43 | 87,575.43 |
| **Late Fees** | 11,308.55 | 11,308.55 |
| **Licenses and Permits** | 15,737.69 | 15,737.69 |
| **Meals and Entertainment** | 8,737.53 | 8,737.53 |
| **Miscellaneous** | 7,774.40 | 7,774.40 |
| **Office Supplies** | 5,599.43 | 5,599.43 |
| **Penalties** | 215.05 | 215.05 |
| **Postage** | 2,479.31 | 2,479.31 |
| **Professional Services** | | |
|    **Accounting** | 13,417.00 | 13,417.00 |
|    **Information Technology** | 18,964.72 | 18,964.72 |
|    **Legal** | 320.00 | 320.00 |
|    **Payroll** | 3,073.56 | 3,073.56 |
|    **Professional Services - Other** | 1,167.12 | 1,167.12 |
| **Total Professional Services** | 36,942.40 | 36,942.40 |
| | | |
| **Property Tax** | 14,082.35 | 14,082.35 |
| **Sales and Admin Benefits** | 53,547.81 | 53,547.81 |
| **Sales and Admin Labor** | 246,235.12 | 246,235.12 |
| **Sales and Admin Taxes** | 20,945.67 | 20,945.67 |
| **Telephone** | 7,899.52 | 7,899.52 |
| **Travel** | 34,877.76 | 34,877.76 |
| **Vehicle Repairs & Maintenance** | 3,997.39 | 3,997.39 |
| **Sales and Admin Expenses - Other** | 395.00 | 395.00 |
| **Total Sales and Admin Expenses** | 818,195.99 | 818,195.99 |
| | | |
| **Sales Contract Labor** | 16,723.27 | 16,723.27 |
| **Uncategorized Expenses** | 20,785.88 | 20,785.88 |
| **Total Expense** | 1,685,082.46 | 1,685,082.46 |
| | | |
| **Net Ordinary Income** | -487,211.76 | -487,211.76 |
| | | |
| **Net Income** | **-487,211.76** | **-487,211.76** |

# Goodwood Brewing Co
## Balance Sheet
### As of December 31, 2019

|  | Dec 31, 19 |
|---|---|
| Breck Jones, Sr. | 75,000.00 |
| Buchino, LLC | 121,575.00 |
| David Hussung | 165,463.36 |
| Four Stone Holdings, LLC | 199,453.07 |
| Gary Oshana | 14,970.00 |
| Gene Owen | 5,625.00 |
| George Matelich | 225,500.00 |
| Glen Sullivan | 101,665.00 |
| Hoppy Trales, LLC | 110,743.73 |
| Howard Vogt | 157,700.00 |
| James Hatcher | 10,555.00 |
| John Hill | 11,400.00 |
| Kevin Cohoon | 223,000.00 |
| Larry Thorton | 12,000.00 |
| Lowell Stokes | 232,761.50 |
| Matelich Trust | 38,240.00 |
| Michael Grisanti | 100,000.00 |
| Mitzlaff T. | 50,000.00 |
| Morgan Ward | 33,719.00 |
| Paul Owen | 28,031.50 |
| Peter McDermott | 1,437,700.00 |
| Robert English | 115,020.00 |
| Scott Roussell | 213,481.46 |
| Sean Muldoon | 50,000.00 |
| Stacey Roussell | 6,000.00 |
| Stephen Smith | 3,376.80 |
| Ted Mitzlaff | 1,583,976.45 |
| Thomas Childress | 45,080.00 |
| Tom Halbleib | 22,543.00 |
| Members' Capital - Other | -2,157.00 |
| **Total Members' Capital** | 5,840,208.87 |
| **Opening Balance Equity** | 514.00 |
| **Retained Earnings** | -5,453,305.82 |
| **Net Income** | -514,163.69 |
| **Total Equity** | -126,746.64 |
| **TOTAL LIABILITIES & EQUITY** | **1,564,298.98** |

# Goodwood Brewing Co
## Statement of Cash Flows
### January through December 2019

|  | Jan - Dec 19 |
|---|---|
| **OPERATING ACTIVITIES** |  |
| **Net Income** | -493,758.40 |
| **Adjustments to reconcile Net Income** |  |
| **to net cash provided by operations:** |  |
| **Accounts Receivable** | -3,871.92 |
| **Employee Advances** | 845.49 |
| **Inventory:Completed Goods** | 13,919.66 |
| **Inventory:Outside Beer** | -556.90 |
| **Inventory:Outside Liquor** | -4,460.76 |
| **Inventory:Raw Materials - Brewing** | 63,745.63 |
| **Inventory:Raw Materials - Food** | -400.15 |
| **Inventory:Resale Items** | -70,096.82 |
| **Inventory:Work In Process** | 943.30 |
| **Prepaid Expenses** | 18,892.75 |
| **Receivables - Miscellaneous** | -13,786.04 |
| **Accounts Payable** | 117,769.99 |
| **Independence Bank Credit Card** | -7,128.78 |
| **Accrued Payroll** | -44,740.76 |
| **Gift Cards** | 2,333.69 |
| **Note Payable - Bass Financial** | 72,031.00 |
| **Note Payable - BB&T Auto x1001** | -2,580.40 |
| **Note Payable - BB&T Auto x1002** | -3,141.36 |
| **Note Payable - BB&T Auto x1003** | -2,905.60 |
| **Note Payable - Channel Ptrs** | 101,974.99 |
| **Note Payable - Envi/Banleaco #3** | 32,694.93 |
| **Note Payable - Envision** | -20,120.85 |
| **Note Payable - Envision 2 2019** | 52,701.63 |
| **Note Payable - Finance Pacific** | -6,855.12 |
| **Note Payable - First & People** | -18,411.24 |
| **Note Payable - First & People 2** | -20,012.10 |
| **Note Payable - First & People 3** | -5,851.92 |
| **Note Payable - First & People 4** | 4,992.57 |
| **Note Payable - Frontier (2014)** | -4,861.01 |
| **Note Payable - Innovative Cap** | -6,997.02 |
| **Note Payable - Leasing Group** | -4,971.75 |
| **Note Payable - Leasing Group C** | -19,183.53 |
| **Note Payable - Marlin Fianancia** | -8,853.22 |
| **Note Payable - METCO Equipment** | -130.60 |
| **Note Payable - Navitas** | -35.00 |
| **Note Payable - Pawnee** | -3,223.48 |
| **Note Payable - POS Ascentium** | 5,287.86 |
| **Note Payable - POS Frankfort** | 9,916.55 |
| **Note Payable - POS Louisville** | 5,236.14 |
| **Note Payable - Tiger BSB** | -4,628.61 |
| **Note Payable - Tiger/BSB(2)** | -11,402.17 |
| **Note Payable - Tiger/CIT** | -1,667.77 |
| **Note Payable - Time Payment** | -12,601.79 |
| **Note Payable - United Capital** | -7,991.76 |
| **Note Payable - Wells Fargo-Van** | 32,548.47 |
| **Note Payable - WMB #76330** | -89,431.42 |
| **Note to be reclassified** | -18,046.59 |
| **Sales Tax Payable** | 33,032.32 |
| **Tips Payable - Toast** | -11,494.18 |
| **Wellen Capital Funding** | 100,000.00 |
| **Net cash provided by Operating Activities** | -255,332.05 |

# Goodwood Brewing Co
## Statement of Cash Flows
### January through December 2019

|  | Jan - Dec 19 |
|---|---|
| **INVESTING ACTIVITIES** |  |
| **External Equipment** | -8,825.24 |
| **Furniture and Equipment** | -2,143.94 |
| **Furniture and Equipment:Accumulated Depreciation - F&E** | 51.68 |
| **Kegs** | 53,660.00 |
| **Kegs:Accumulated Depreciation - Kegs** | 4,755.54 |
| **Leasehold Improvements** | -277,989.34 |
| **Leasehold Improvements:Accumulated Depreciation - LI** | 19,620.72 |
| **Office Equipment** | -25,855.95 |
| **Office Equipment:Accumulated Depreciation - OE** | 1,405.60 |
| **Plant Equipment** | -30,168.19 |
| **Plant Equipment:Accumulated Depreciation - PE** | 39,139.90 |
| **Vehicles** | -34,019.62 |
| **Vehicles:Accumulated Depreciation - V** | 8,208.24 |
| **Security Deposits Asset** | -8,655.00 |
| **Net cash provided by Investing Activities** | -260,815.60 |
| **FINANCING ACTIVITIES** |  |
| **Members' Capital:Betzoldt, Jeffrey** | 70,000.00 |
| **Members' Capital:James Hatcher** | 2,000.00 |
| **Members' Capital:Kevin Cohoon** | 35,000.00 |
| **Members' Capital:Peter McDermott** | 600,000.00 |
| **Members' Capital:Ted Mitzlaff** | 101,174.08 |
| **Net cash provided by Financing Activities** | 808,174.08 |
| **Net cash increase for period** | 292,026.43 |
| **Cash at beginning of period** | -7,784.58 |
| **Cash at end of period** | **284,241.85** |

**Goodwood Brewing Company**
**Balance Sheet**
**As of December  31, 2018**

## ASSETS

### Current Assets

| | |
|---|---:|
| Cash | (7,989) |
| Accounts Receivable | 3,240 |
| Security Deposit | 2,500 |
| Prepaid Expenses | 204,968 |
| **Total Current Assets** | **202,719** |

### Fixed Assets

| | |
|---|---:|
| Furniture and Fixtures | 4,844 |
| Leasehold Improvements | 252,063 |
| Office Equipment | 5,944 |
| Plant Equipment | 980,227 |
| Kegs | 101,118 |
| Vehicles | 65,462 |
| *Less Accumulated Depreciation* | *(832,243)* |
| **Total Fixed Assets** | **577,414** |

### Inventory

| | |
|---|---:|
| Raw Materials | 121,817 |
| Work In Process | 18,947 |
| Resale Items | 10,597 |
| Completed Goods | 77,690 |
| **Total Inventory** | **229,051** |
| **TOTAL ASSETS** | **1,009,184** |

## LIABILITIES & EQUITY

### Liabilities

| | |
|---|---:|
| Accounts Payable | 271,339 |
| Excise Tax & Sales/Use Taxes Payable | 995 |
| Note Payable - Members | 29,531 |
| Accruals | 44,406 |
| | |
| Note Payable - BB&T 1001 | 2,229 |
| Note Payable - BB&T 1002 | 4,024 |
| Note Payable - BB&T 1003 | 5,202 |
| Note Payable - Blue Bridge Financial | - |
| Note Payable - Envision | 93,503 |
| Note Payable - Frontier (2) | 5,556 |
| Note Payable - Financial Pacific | 10,282 |
| Note Payable - First & People | 87,837 |
| Note Payable - First & People (2) | 163,432 |
| Note Payable - First & People (3) | 30,243 |
| Note Payable - Innovative Capital | 18,316 |
| Note Payable - Time Payment Financial | 14,572 |
| Note Payable - Marlin Financial | 11,881 |
| Note Payable - Tiger / BSB | 13,896 |
| Note Payable - Tiger / BSB(2) | 6,172 |
| Note Payable - Tiger / CIT | 19,914 |
| Note Payable - The Leasing Group | 25,853 |
| Note Payable - The Leasing Group C | 47,201 |
| Note Payable - Wilson Muir Bank #8411 | 150,000 |
| Note Payable - Wilson Muir Bank #80570 | 50,000 |
| Note Payable - Wilson Muir Bank LOC | 100,000 |
| Note Payable - Wilson Muir Bank #4 | 194,466 |
| **TOTAL LIABILITIES** | **1,400,850** |

### Equity

| | |
|---|---:|
| Members Capital | 4,965,112 |
| Prior Years Retained Earnings | (4,580,320) |
| Net Income | **(96,459)** |
| **TOTAL EQUITY** | **288,333** |
| **TOTAL LIABILITIES & EQUITY** | **1,689,183** |

# Goodwood Brewing Co
# Profit & Loss Prev Year Comparison
### January through December 2019

|  | Jan - Dec 19 | Jan - Dec 18 | $ Change | % Change |
|---|---:|---:|---:|---:|
| **Ordinary Income/Expense** | | | | |
|   **Income** | | | | |
|     **Revenue** | | | | |
|       **Bottle Sales** | 27,616.50 | 567,741.40 | -540,124.90 | -95.14% |
|       **Can Sales** | 299,504.26 | 200.00 | 299,304.26 | 149,652.13% |
|       **Festival Sales** | 1,762.00 | 0.00 | 1,762.00 | 100.0% |
|       **Keg Sales** | 383,615.56 | 447,401.80 | -63,786.24 | -14.26% |
|       **Merchandise Sales** | 3,875.74 | 12,413.89 | -8,538.15 | -68.78% |
|       **Other Income** | 22,634.36 | 39,957.19 | -17,322.83 | -43.35% |
|       **Spirit Sales** | 325,680.00 | 0.00 | 325,680.00 | 100.0% |
|       **Tap Room Sales** | -32.07 | 0.00 | -32.07 | -100.0% |
|       **Tap Room Sales Frankfort** | 596,270.51 | 0.00 | 596,270.51 | 100.0% |
|       **Tap Room Sales Louisville** | 460,153.64 | 253,869.92 | 206,283.72 | 81.26% |
|     **Total Revenue** | **2,121,080.50** | **1,321,584.20** | **799,496.30** | **60.5%** |
|   **Total Income** | **2,121,080.50** | **1,321,584.20** | **799,496.30** | **60.5%** |
|   **Cost of Goods Sold** | | | | |
|     **Cost of Goods Sold** | 90,060.80 | -56,500.09 | 146,560.89 | 259.4% |
|     **Ingredients & Materials** | | | | |
|       **Ingredients** | 145,526.66 | 229,341.04 | -83,814.38 | -36.55% |
|       **Packaging** | 194,123.32 | 313,180.51 | -119,057.19 | -38.02% |
|       **Ingredients & Materials - Other** | 3,684.78 | 2,293.74 | 1,391.04 | 60.65% |
|     **Total Ingredients & Materials** | 343,334.76 | 544,815.29 | -201,480.53 | -36.98% |
|     **Resale Merchandise** | 17,949.71 | 53,272.20 | -35,322.49 | -66.31% |
|     **Spirit - Ingredients/ Packaging** | 192,269.30 | 0.00 | 192,269.30 | 100.0% |
|     **Tap Room Food** | 25,323.60 | 0.00 | 25,323.60 | 100.0% |
|     **Tap Room Food Frankfort** | 146,233.35 | 0.00 | 146,233.35 | 100.0% |
|     **Tap Room Food Louisville** | 70,212.68 | 0.00 | 70,212.68 | 100.0% |
|     **Tap Room Outside Liquor & Wine** | 37,825.60 | 0.00 | 37,825.60 | 100.0% |
|   **Total COGS** | **923,209.80** | **541,587.40** | **381,622.40** | **70.46%** |
| **Gross Profit** | **1,197,870.70** | **779,996.80** | **417,873.90** | **53.57%** |
|   **Expense** | | | | |
|     **Plant Expense** | | | | |
|       **Advertising - Uniforms** | 3,702.91 | 0.00 | 3,702.91 | 100.0% |
|       **Cleaning Supplies** | 2,070.41 | 11,870.48 | -9,800.07 | -82.56% |
|       **Commercial Gas** | 18,237.33 | 18,724.68 | -487.35 | -2.6% |
|       **Contract Labor** | 0.00 | 3,048.57 | -3,048.57 | -100.0% |
|       **Direct Labor Benefits** | 11,757.49 | 0.00 | 11,757.49 | 100.0% |
|       **Direct Labor Taxes** | 51,018.34 | 23,569.83 | 27,448.51 | 116.46% |
|       **Direct Labor Wages** | 440,715.69 | 248,524.98 | 192,190.71 | 77.33% |
|       **Equipment Leases** | 481.24 | 0.00 | 481.24 | 100.0% |
|       **Excise Tax** | 16,548.51 | 16,015.46 | 533.05 | 3.33% |
|       **Freight** | 10,965.15 | 13,633.18 | -2,668.03 | -19.57% |
|       **Outside Services** | 1,397.84 | 0.00 | 1,397.84 | 100.0% |
|       **Rent** | 141,450.00 | 92,040.21 | 49,409.79 | 53.68% |

# Goodwood Brewing Co
## Profit & Loss Prev Year Comparison
### January through December 2019

|  | Jan - Dec 19 | Jan - Dec 18 | $ Change | % Change |
|---|---|---|---|---|
| **Repairs & Maintenance** | 19,505.98 | 94,738.19 | -75,232.21 | -79.41% |
| **Tap Room Supplies** | 31,481.84 | 12,825.04 | 18,656.80 | 145.47% |
| **Testing** | -5.00 | 0.00 | -5.00 | -100.0% |
| **Utilities** | 80,037.42 | 53,868.51 | 26,168.91 | 48.58% |
| **Water Treatment** | 0.00 | 2,100.00 | -2,100.00 | -100.0% |
| **Plant Expense - Other** | 12.17 | 0.00 | 12.17 | 100.0% |
| **Total Plant Expense** | **829,377.32** | **590,959.13** | **238,418.19** | **40.34%** |
| **Sales and Admin Expenses** |  |  |  |  |
| **Advertising and Promotion** | 61,113.12 | 134,083.34 | -72,970.22 | -54.42% |
| **Bank Service Charges** | 11,287.26 | 9,776.81 | 1,510.45 | 15.45% |
| **Beverage Tax** | 3,951.97 | 212.92 | 3,739.05 | 1,756.08% |
| **Charitable Contributions** | 584.56 | 3,141.00 | -2,556.44 | -81.39% |
| **Computer, Cable, Internet** | 10,704.59 | 5,826.29 | 4,878.30 | 83.73% |
| **Credit Card Processing** | 24,483.61 | 6,894.78 | 17,588.83 | 255.1% |
| **Depreciation Expense** |  |  |  |  |
| **Depreciation - F&E** | 51.68 | 436.01 | -384.33 | -88.15% |
| **Depreciation - Kegs** | 4,755.54 | 18,199.74 | -13,444.20 | -73.87% |
| **Depreciation - LI** | 19,620.72 | 16,541.31 | 3,079.41 | 18.62% |
| **Depreciation - OE** | 1,405.60 | 397.66 | 1,007.94 | 253.47% |
| **Depreciation - PE** | 39,139.90 | 65,087.29 | -25,947.39 | -39.87% |
| **Depreciation - V** | 8,208.24 | 12,312.36 | -4,104.12 | -33.33% |
| **Total Depreciation Expense** | **73,181.68** | **112,974.37** | **-39,792.69** | **-35.22%** |
| **Dues and Subscriptions** | 3,935.83 | 7,738.99 | -3,803.16 | -49.14% |
| **Entertainment - TR Bands** | 25,325.00 | 0.00 | 25,325.00 | 100.0% |
| **Insurance Expense** |  |  |  |  |
| **Commercial Insurance** | 39,710.94 | 33,158.63 | 6,552.31 | 19.76% |
| **General Liability Insurance** | 85.22 | 0.00 | 85.22 | 100.0% |
| **Workers Comp Insurance** | 4,811.00 | 3,649.98 | 1,161.02 | 31.81% |
| **Insurance Expense - Other** | 670.80 | 2,190.60 | -1,519.80 | -69.38% |
| **Total Insurance Expense** | **45,277.96** | **38,999.21** | **6,278.75** | **16.1%** |
| **Interest Expense** | 87,575.43 | 176,758.51 | -89,183.08 | -50.46% |
| **Late Fees** | 11,308.55 | 11,528.19 | -219.64 | -1.91% |
| **Licenses and Permits** | 15,737.69 | 11,802.43 | 3,935.26 | 33.34% |
| **Meals and Entertainment** | 8,737.53 | 23,345.83 | -14,608.30 | -62.57% |
| **Miscellaneous** | 7,774.40 | 6,130.13 | 1,644.27 | 26.82% |
| **Office Supplies** | 5,599.43 | 5,259.64 | 339.79 | 6.46% |
| **Penalties** | 215.05 | 0.00 | 215.05 | 100.0% |
| **Postage** | 2,479.31 | 5,053.45 | -2,574.14 | -50.94% |
| **Professional Services** |  |  |  |  |
| **Accounting** | 13,417.00 | 7,204.69 | 6,212.31 | 86.23% |
| **Information Technology** | 19,927.29 | 20,641.97 | -714.68 | -3.46% |
| **Legal** | 320.00 | 3,955.00 | -3,635.00 | -91.91% |
| **Payroll** | 3,073.56 | 2,784.73 | 288.83 | 10.37% |
| **Professional Services - Other** | 1,167.12 | 7,772.28 | -6,605.16 | -84.98% |

# Goodwood Brewing Co
# Profit & Loss Prev Year Comparison
### January through December 2019

|  | Jan - Dec 19 | Jan - Dec 18 | $ Change | % Change |
|---|---|---|---|---|
| **Total Professional Services** | **37,904.97** | **42,358.67** | **-4,453.70** | **-10.51%** |
| **Property Tax** | 14,082.35 | 14,422.30 | -339.95 | -2.36% |
| **Sales and Admin Benefits** | 53,547.81 | 50,893.63 | 2,654.18 | 5.22% |
| **Sales and Admin Labor** | 246,235.12 | 305,814.97 | -59,579.85 | -19.48% |
| **Sales and Admin Taxes** | 20,945.67 | 26,564.94 | -5,619.27 | -21.15% |
| **Telephone** | 7,899.52 | 9,411.68 | -1,512.16 | -16.07% |
| **Travel** | 34,877.76 | 66,322.67 | -31,444.91 | -47.41% |
| **Vehicle Repairs & Maintenance** | 3,997.39 | 5,756.54 | -1,759.15 | -30.56% |
| **Sales and Admin Expenses - Other** | 395.00 | 0.00 | 395.00 | 100.0% |
| **Total Sales and Admin Expenses** | **819,158.56** | **1,081,071.29** | **-261,912.73** | **-24.23%** |
| **Sales Contract Labor** | 16,723.27 | 4,660.07 | 12,063.20 | 258.86% |
| **Uncategorized Expenses** | 20,785.88 | 0.00 | 20,785.88 | 100.0% |
| **Total Expense** | **1,686,045.03** | **1,676,690.49** | **9,354.54** | **0.56%** |
| **Net Ordinary Income** | **-488,174.33** | **-896,693.69** | **408,519.36** | **45.56%** |
| **Other Income/Expense** | | | | |
| **Other Income** | | | | |
| **Gain on Sale** | 0.00 | 23,194.08 | -23,194.08 | -100.0% |
| **Total Other Income** | 0.00 | 23,194.08 | -23,194.08 | -100.0% |
| **Net Other Income** | 0.00 | 23,194.08 | -23,194.08 | -100.0% |
| **Net Income** | **-488,174.33** | **-873,499.61** | **385,325.28** | **44.11%** |

# Goodwood Brewing Co
## Statement of Cash Flows
### January through December 2019

|  | Jan - Dec 19 |
| --- | --- |
| **OPERATING ACTIVITIES** |  |
| **Net Income** | -493,758.40 |
| **Adjustments to reconcile Net Income** |  |
| **to net cash provided by operations:** |  |
| **Accounts Receivable** | -3,871.92 |
| **Employee Advances** | 845.49 |
| **Inventory:Completed Goods** | 13,919.66 |
| **Inventory:Outside Beer** | -556.90 |
| **Inventory:Outside Liquor** | -4,460.76 |
| **Inventory:Raw Materials - Brewing** | 63,745.63 |
| **Inventory:Raw Materials - Food** | -400.15 |
| **Inventory:Resale Items** | -70,096.82 |
| **Inventory:Work In Process** | 943.30 |
| **Prepaid Expenses** | 18,892.75 |
| **Receivables - Miscellaneous** | -13,786.04 |
| **Accounts Payable** | 117,769.99 |
| **Independence Bank Credit Card** | -7,128.78 |
| **Accrued Payroll** | -44,740.76 |
| **Gift Cards** | 2,333.69 |
| **Note Payable - Bass Financial** | 72,031.00 |
| **Note Payable - BB&T Auto x1001** | -2,580.40 |
| **Note Payable - BB&T Auto x1002** | -3,141.36 |
| **Note Payable - BB&T Auto x1003** | -2,905.60 |
| **Note Payable - Channel Ptrs** | 101,974.99 |
| **Note Payable - Envi/Banleaco #3** | 32,694.93 |
| **Note Payable - Envision** | -20,120.85 |
| **Note Payable - Envision 2 2019** | 52,701.63 |
| **Note Payable - Finance Pacific** | -6,855.12 |
| **Note Payable - First & People** | -18,411.24 |
| **Note Payable - First & People 2** | -20,012.10 |
| **Note Payable - First & People 3** | -5,851.92 |
| **Note Payable - First & People 4** | 4,992.57 |
| **Note Payable - Frontier (2014)** | -4,861.01 |
| **Note Payable - Innovative Cap** | -6,997.02 |
| **Note Payable - Leasing Group** | -4,971.75 |
| **Note Payable - Leasing Group C** | -19,183.53 |
| **Note Payable - Marlin Fianancia** | -8,853.22 |
| **Note Payable - METCO Equipment** | -130.60 |
| **Note Payable - Navitas** | -35.00 |
| **Note Payable - Pawnee** | -3,223.48 |
| **Note Payable - POS Ascentium** | 5,287.86 |
| **Note Payable - POS Frankfort** | 9,916.55 |
| **Note Payable - POS Louisville** | 5,236.14 |
| **Note Payable - Tiger BSB** | -4,628.61 |
| **Note Payable - Tiger/BSB(2)** | -11,402.17 |
| **Note Payable - Tiger/CIT** | -1,667.77 |
| **Note Payable - Time Payment** | -12,601.79 |
| **Note Payable - United Capital** | -7,991.76 |
| **Note Payable - Wells Fargo-Van** | 32,548.47 |
| **Note Payable - WMB #76330** | -89,431.42 |
| **Note to be reclassified** | -18,046.59 |
| **Sales Tax Payable** | 33,032.32 |
| **Tips Payable - Toast** | -11,494.18 |
| **Wellen Capital Funding** | 100,000.00 |
| **Net cash provided by Operating Activities** | -255,332.05 |

# Goodwood Brewing Co
## Statement of Cash Flows
### January through December 2019

|  | Jan - Dec 19 |
|---|---|
| **INVESTING ACTIVITIES** | |
| **External Equipment** | -8,825.24 |
| **Furniture and Equipment** | -2,143.94 |
| **Furniture and Equipment:Accumulated Depreciation - F&E** | 51.68 |
| **Kegs** | 53,660.00 |
| **Kegs:Accumulated Depreciation - Kegs** | 4,755.54 |
| **Leasehold Improvements** | -277,989.34 |
| **Leasehold Improvements:Accumulated Depreciation - LI** | 19,620.72 |
| **Office Equipment** | -25,855.95 |
| **Office Equipment:Accumulated Depreciation - OE** | 1,405.60 |
| **Plant Equipment** | -30,168.19 |
| **Plant Equipment:Accumulated Depreciation - PE** | 39,139.90 |
| **Vehicles** | -34,019.62 |
| **Vehicles:Accumulated Depreciation - V** | 8,208.24 |
| **Security Deposits Asset** | -8,655.00 |
| **Net cash provided by Investing Activities** | -260,815.60 |
| **FINANCING ACTIVITIES** | |
| **Members' Capital:Betzoldt, Jeffrey** | 70,000.00 |
| **Members' Capital:James Hatcher** | 2,000.00 |
| **Members' Capital:Kevin Cohoon** | 35,000.00 |
| **Members' Capital:Peter McDermott** | 600,000.00 |
| **Members' Capital:Ted Mitzlaff** | 101,174.08 |
| **Net cash provided by Financing Activities** | 808,174.08 |
| **Net cash increase for period** | 292,026.43 |
| **Cash at beginning of period** | -7,784.58 |
| **Cash at end of period** | **284,241.85** |